August 6, 2013

Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Ethan Horowitz, Branch Chief
Mr. Ronald M. Winfrey, Petroleum Engineer

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-12534

Ladies and Gentlemen:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated June 25, 2013 regarding Newfield Exploration Company’s (“Newfield” or the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have included the text of the Staff’s comments from the June 25, 2013 letter in bold text within this response letter.

Response to Comments:

Reserves, page 8

1.
In part, our prior comment five asked that you “tell us the figures for your initial estimated PUD conversion expenditures and your historical PUD conversion expenditures for each of the years 2008-2010.” Your response states “Newfield’s reserve management system is separate from its financial record keeping system. Financial records are specific to investment expenditure type, and are not tracked or reconciled to the reserve report. Drilling, recompletion and well-related investment expenditures are differentiated between investments associated with proved and non-proved reserve type. Further, development investment in our financial record system includes investment expenditures associated with all proved reserves, i.e., proved developed, proved developed non-producing and proved undeveloped, and is not unique to a particular reserve category. (See Note (1) in chart below).” The referenced chart does not seem to distinguish between historical PUD conversion capital and historical development capital. For example, you disclosed that you spent $1 billion to develop 327 BCFE of PUD reserves in 2011 (page 10, 2011 Form 10-K), but the chart in your response presents $776 million as “Actual Investment Spent” for 2011. Please explain to us the source of the capital cost figures for conversion of PUD reserves to developed status that you disclosed to comply with Item 1203(c) of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance
August 6, 2013

Response:

The financial records of the Company are the source of the capital cost figures for conversion of PUD reserves to developed status.  The Company apologizes for any confusion its previous chart caused. To clarify, the “actual total column” in the chart reflects the actual amount invested in the first year following the reserve report estimate.  For example, the Company’s Year End 2011 Reserve Report’s first estimated year was 2012, in which the Company estimated 2012 proved undeveloped capital to be $785 million.  During 2012, the Company actually invested $776 million and disclosed an aggregate of $0.8 billion in its 2012 Form 10-K. Please see page 12 of the Company’s 2012 Form 10-K, which states the following: “During 2012, we invested approximately $0.7 billion of drilling, completion and facilities-related capital to convert 161 Bcfe of our December 31, 2011 proved undeveloped reserves into proved developed reserves. Additionally, we invested approximately $0.1 billion of facilities-related capital in the continued development of our proved undeveloped reserves that were not fully converted to proved developed status as of December 31, 2012.”

2.
We note that domestic natural gas proved undeveloped reserves totaled 713 Bcf at December 31, 2012 representing approximately 47.2% of your total proved undeveloped reserves. We also note the disclosure on page 53 of your filing stating that “substantially all of the 2013 budget is allocated to oil or liquids-rich projects.” In addition, the disclosure per page 47 of your filing indicates that you are allowing your natural gas production to decline. Please tell us about the development plans for your natural gas proved undeveloped reserves.

Response:

The Company estimated that as of December 31, 2012 it had approximately 713 Bcf of undeveloped  natural gas reserves.  Natural gas associated with oil or liquids-rich gas wells was approximately 210 Bcf, or 30% of all natural gas volumes.  The remaining balance was from dry natural gas wells.  The table below details the development schedule of the undeveloped natural gas reserves.

United States Securities and Exchange Commission
Division of Corporation Finance
August 6, 2013

During the fall of each year, the Company conducts its annual planning and budgeting process.  This process takes into consideration numerous factors, such as orderly asset development and estimated returns.  Based on these factors, 2013 capital has been directed towards the Company’s oil and liquids-rich assets.  The table below details the proved undeveloped capital schedule for five years, as of December 31, 2012.

In responding to the comments received from the Staff by letter dated June 25, 2013, Newfield acknowledges that:

•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 281-210-5320 or George W. Fairchild, Jr. at 281-210-5194 with any questions or comments regarding this response letter.

Yours very truly,

/s/ Terry W. Rathert

Terry W. Rathert
Executive Vice President and
Chief Financial Officer

cc:           George T. Dunn, Senior Vice President - Development
George W. Fairchild, Jr., Controller
Melissa L. Mong, Sr. Legal Counsel & Assistant Corporate Secretary